

November 29, 2011

<u>Via E-mail</u>
Mr. Gary Sidorsky
Chief Financial Officer
American Defense Systems, Inc.
230 Duffy Avenue
Hicksville, NY 11801

      Re: **American Defense Systems, Inc.**
              Form 10-K for the Year Ended December 31, 2010
              Filed April 15, 2011
              File No. 001-33888

              Form 10-Q for the Quarterly Period Ended September 30, 2011
              Filed November 21, 2011
              File No. 001-33888

Dear Mr. Sidorsky:

We have reviewed your response dated November 8, 2011 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K for the Year Ended December 31, 2010</u>

<u>General</u>

1. We note your response to prior comment one regarding your intention to file an amendment to provide Part III information. Please be advised that we may have additional comments on this Part III information once it has been provided.

Form 10-Q for Quarterly Period Ended September 30, 2011

Financial Statements

Note 6. Discontinued Operations, page 17

2. Refer to your response to our prior comment 12. You agree that changes in the value of assets received as consideration in connection with TAG should be classified in continuing operations. However, it appears from the related disclosures on page 19 that you continue to account for these changes incorrectly. Please confirm to us that you will change your related accounting policy so as to comply with the applicable accounting guidance on an ongoing basis.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      You may contact Amy Geddes at 202-551-3304 or me at 202-551-3211 if you have questions regarding comments on the financial statements and related matters. Please contact Nolan McWilliams at 202-551-3217 or Max Webb at 202-551-3755 with questions regarding comments on legal matters.

                  Sincerely,

                  /s/ David R. Humphrey

                  David R. Humphrey
                  Accounting Branch Chief